[redacted]

10028435

8-48311

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIES A
Wa

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-38599~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Equity Markets L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington BLVD
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Equity Markets, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Equity Markets, L.P. for the year ended December 31, 2009 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Timothy P. Dunham
Chief Financial Officer

Notary Public

JEAN-MARIA CAVALLARI
ID # 2379920
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/13/2013

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of Knight Equity Markets, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Knight Equity Markets, L.P. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

   a. Compared payments of $268,504 reported on item 2B on SIPC-7T page 1 with the respective cash disbursement records obtained from the Company, to the sum of:

      i. Payment of $150 to check number 177537 dated January 20, 2009;
      ii. Payment of $268,354 to JPMorgan Chase ACH with transaction number 27258183, dated July 30, 2009.

   b. Payment of $490,028 reported on SIPC-7T item 2D to check number 182943 dated February 17, 2010, obtained from the Company.

2. Compared the Total Revenue amount of $387,619,981 reported on the audited Form X-17A-5 less total revenue for the three month period ended March 31, 2009, with the Total revenue amount of $376,362,274 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting a difference of $11,257,707.

   a. Agreed the difference of $11,257,707 to the schedule titled "SIPC Assessment 2009", line "Add Back Soft Dollars" prepared by the Company, noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

PRICEWATERHOUSECOOPERS

a. Compared deductions for the three quarterly periods of $70,449,730 on SIPC-7T line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the schedule titled "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" prepared by the Company, noting no difference; and

b. On the schedule " SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" we performed the following:

   i. Compared the amount in the line titled "Ticket Charges" for the period of April 1, 2009 to December 31, 2009 of $ 15,195,380 to General Ledger number 50030 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

   ii. Compared the amount in the line titled "ECN Expenses" of $ 28,284,575 to General Ledger number 53000 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

   iii. Compared the amount in the line titled "Correspondent Rebates" of $23,197,436 to General Ledger number 55000 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

   iv. Compared the amount in the line titled "Clearing Charges" of $3,033,963 to General Ledger number 50040 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

   v. Compared the amount in the line titled "Exchange Expenses" of $(2,910) to General Ledger numbers 50700 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

   vi. Compared the amount in the line titled "Floor Brokerage" of $741,286 to General Ledger numbers 51000 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

c. Compared deductions of $2,504,982 on SIPC-7T line 2c(9)(i) "Total interest and dividend expenses" to the line titled " Total interest and dividend expenses" on the schedule titled "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" prepared by the Company, noting no difference; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7T:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $303,407,562 noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $758,519, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $490,015, noting no difference.

PRICEWATERHOUSECOOPERS

b. Calculations reflected in the schedule titled " SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" obtained in procedure 3:

   i. Recalculated the arithmetical accuracy of the amount in the line titled "Total Deductions" of $72,954,712, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048311 FINRA DEC
KNIGHT EQUITY MARKETS LP 10*10
545 WASHINGTON BLVD
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy P. Durham 201-557-6886

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 758,579

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (268,504)

7/30/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 490,015

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 490,015

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 490,028

H. Overpayment carried forward $(13)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KNIGHT Equity MARKETS LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Knight Equity Markets LP

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 376,362,274
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	70,449,730
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. 2,504,982	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $	
Enter the greater of line (i) or (ii)	2,504,982
Total deductions	72,954,712
2d. SIPC Net Operating Revenues	$ 303,407,562
2e. General Assessment @ .0025	$ 758,519

(to page 1 but not less than $150 minimum)

Knight Equity Markets, L.P.
Statement of Financial Condition
December 31, 2009

Knight Equity Markets, L.P.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. (the "Partnership") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Knight Equity Markets, L.P.
Statement of Financial Condition
December 31, 2009

		(in thousands)
Assets		
Cash and cash equivalents	$	93,074
Cash segregated under federal and other regulations		9,002
Securities owned, held at clearing brokers, at fair value		663,658
Receivable from brokers, dealers and clearing organizations		168,459
Receivable from affiliates		8,265
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $107,409		73,620
Intangible assets, less accumulated amortization of $5,807		6,680
Goodwill		3,590
Other assets		11,886
Total assets	$	1,038,234
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	398,338
Payable to brokers, dealers and clearing organizations		27,131
Accrued compensation expense		98,862
Accrued soft dollar and commission recapture		15,225
Payable to affiliated clearing organization		157,253
Accrued expenses and other liabilities		14,795
Total liabilities		711,604
Commitments and contingent liabilities (Note 7)		
Partners' capital		326,630
Total liabilities and partners' capital	$	1,038,234

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"), a limited partnership organized in the state of Delaware, primarily operates as a market maker in over-the-counter ("OTC ") equity securities, primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company also operates a domestic institutional sales business and offers soft dollar and commission recapture services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange ("Nasdaq"), the New York Stock Exchange, Financial Industry Regulatory Authority ("FINRA"), the International Securities Exchange, LLC, the National Stock Exchange, the Chicago Board Options Exchange, the National Futures Association, Nasdaq OMX, Nasdaq OMX BX and the Municipal Securities Rulemaking Board. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities

Securities owned and securities sold, not yet purchased, which primarily consist of OTC and listed equity securities, are carried at fair value and are recorded on a trade date basis. All of the inventory at December 31, 2009 is held at a clearing broker or a custodian and can be sold or pledged.

Estimated Fair Value of Financial Instruments

The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned and securities sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

As of December 31, 2009, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

Goodwill and Intangible Assets
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the cost over the software's estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes
As a limited partnership, the Company is not subject to federal, state or local income taxes as such amounts are borne by the Company's partners.

Lease Loss
The Company's policy is to identify excess real estate capacity and where applicable, accrue for related future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002 and costs related to the excess capacity are accrued. For lease losses initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis.

In the event the Company is able to sublease the excess real estate after recording a lease loss, such accrual is adjusted to the extent the actual terms of sub-leased property differ from the assumptions used in the calculation of the accrual. In the event that the Company concludes that previously determined excess real estate is needed for the Company's use, such lease loss accrual will be adjusted accordingly.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards.

The Company applies a non-substantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events
The Company evaluated all activities through the filing date of this financial statement.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and Securities sold, not yet purchased at December 31, 2009 comprised:

	Securities Owned	Securities Sold, Not Yet Purchased
	(in thousands)	
Equities[1]	$ 661,658	$ 397,176
U.S. government obligations	14	-
Listed equity options	1,986	1,162
	$ 663,658	$ 398,338

(1) Equities of $118.6 million have been netted by their respective long and short positions as of December 31, 2009.

As of December 31, 2009, the Company held 9,185 long listed equity option contracts with a gross fair value of $2.0 million and 5,675 short listed equity option contracts with a gross fair value of $1.2 million which are included on the Statement of Financial Condition within Securities owned, held at clearing brokers, at fair value and Securities sold, not yet purchased, at fair value, respectively. These positions are not considered hedging instruments under GAAP since they are used for trading activities.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following:

	Receivable	Payable
	(in thousands)	
Clearing brokers	$ 164,894	$ 18,056
Payments for order flow	-	1,528
Clearance, execution and other fees	3,565	7,547
	$ 168,459	$ 27,131

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximates fair value.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	(in thousands)
Computer hardware and software	$ 100,588
Leasehold improvements	64,926
Telephone systems	7,366
Furniture and fixtures	6,957
Equipment	1,192
	181,029
Less: Accumulated depreciation and amortization	107,409
	$ 73,620

6. Goodwill and Intangible Assets

At December 31, 2009, the Company had goodwill and intangible assets of $3.6 million and $6.7 million, respectively, which primarily resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003.

The intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years. The weighted average remaining life of the Company's intangible assets at December 31, 2009 is approximately 13.6 years.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company is tested in conjunction with its business segment within KCG. The test considers the profitability, fair value and the overall market value of the Company and its business segment compared to the net book value. In June 2009, the Company tested for the impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment.

Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. During the second quarter of 2009, the Company discontinued the use of the Donaldson trade name and wrote-off the remaining book value. No other events occurred in 2009 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

7. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2009, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations"), Sublease Income as well as computer and equipment leases and guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows (in thousands):

	Gross Lease Obligations	Sublease Income	Net Lease Obligations	Other Obligations	Total
Year ending December 31, 2010	9,416	834	8,582	5,452	14,034
Year ending December 31, 2011	10,379	852	9,527	5,361	14,888
Year ending December 31, 2012	11,325	947	10,378	5	10,383
Year ending December 31, 2013	11,558	982	10,576	-	10,576
Year ending December 31, 2014	11,513	982	10,531	-	10,531
Thereafter through 2022	76,056	3,068	72,988	-	72,988
	$ 130,247	$ 7,665	$ 122,582	$ 10,818	$ 133,400

During the normal course of business, the Company collateralizes certain lease obligations through letters of credit. As of December 31, 2009, KCG has provided a $3.2 million letter of credit collateralized by U.S. Treasury Bills as a guarantee for one of the Company's lease obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-regulatory bodies. The results of these matters cannot be predicted with certainty, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, based on consultation with legal counsel that, based on the information currently available, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

8. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. For the year ended December 31, 2009, no client accounted for 10% or more of the U.S. equity dollar value traded.

9. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares and Restricted Stock Units

Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. The substantial majority of restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

Stock Options

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are otherwise canceled if employment is terminated before the end of the relevant vesting period.

10. Related Party Transactions

Corporate overhead expenses were allocated to the Company by KCG based on direct usage, headcount, or a percentage of net capital depending on the source or nature of the expense. This overhead allocation was terminated in April 2009 and replaced with direct allocations of employee time as described more fully within this footnote.

The Company pays an affiliate a fee for introducing transactions from European and Asian customers.

The Company pays an affiliate a fee for certain costs associated with the operation of a disaster recovery site.

The Company receives a fee from an affiliate to manage an electronic trading portfolio.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

The Company allocates out portions of its accounting, compliance and IT support costs to certain affiliates. Additionally, as noted above, the Company receives a direct allocation from KCG based on corporate employees time spent on the Company's activities.

In the normal course of business, the Company may make short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. Receivable from affiliates at December 31, 2009 consists of $3.4 million in non-interest bearing receivables from affiliates.

In 2009, the Company made a total of $50.0 million in capital distributions through its partners to KCG.

In the second half of the year, the Company began to clear its foreign transactions and certain of its domestic transactions, on a fully disclosed basis, through an affiliate. The Company has a payable related to this affiliated clearing organization of $157,000 at December 31, 2009.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears the majority of its domestic securities transactions through a third party clearing broker on a fully disclosed basis. Substantially all of the Company's credit exposures are concentrated with is affiliated clearing broker and the third party clearing broker (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing agents, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

During the normal course of business, the Company may enter into certain futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts. As of December 31, 2009, the Company was a party to futures contracts having a notional value of $222.5 million. The fair value of $421,000 is recorded in Payable from brokers, dealers and clearing organizations on the Statement of Financial Condition, net of cash collateral, with realized and unrealized gains and losses recognized in Net trading revenue on the Statement of Operations.

12. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $100.2 million, which was $91.0 million in excess of its required net capital of $9.2 million.

In connection with an ongoing regulatory examination of one of the Company's broker-dealer affiliates, an issue has been identified as to whether a cash balance had been maintained in an acceptable control location within a bank, and therefore whether such balance should be considered an allowable asset in determining net capital of the broker-dealer. As of December 31, 2009, the Company had a balance of $86.5 million in a similar account at the bank. Due to the uncertainty as to the ultimate outcome of the examiner's findings, the Company has closed the account in question and moved the cash balance to a more commonly used control location.